ARF
3/18/2002

02019426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30682

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Capital Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Great Neck Road, Suite 402
(No. and Street)

Great Neck (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David H. Schwartz (516) 487-8220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawrence J. Kaplan, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

10 E. Main Street (Address) East Islip (City) NY (State) 11730 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02
S.S

OATH OR AFFIRMATION

I, DAVID H. SCHWARTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CAPITAL EQUITIES, LTD., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE

Sworn to before me this 28th day of February, 2002

Signature

President

Title

Notary Public

DONNA P. MEULE
NOTARY PUBLIC, State of New York
No. 4879303
Qualified in Nassau County
Term Expires January 26, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL EQUITIES, LTD.
REPORT ON FINANCIAL STATEMENTS
JANUARY 1, 2001 to DECEMBER 31, 2001

LAWRENCE I. KAPLAN, CPA, P.C.

INDEX

LAWRENCE J. KAPLAN, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

First Capital Equities, Ltd.
Great Neck, New York

I have audited the accompanying statement of financial condition of First Capital Equities, Ltd. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Equities, Ltd., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence J. Kaplan, CPA, P.C.

East Islip, New York
January 21, 2002

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash	$ 438,850	
12B-1 Fees receivable	1,687	
Commissions receivable	583	
Total Current Assets		$ 441,120
Furniture and equipment - at cost, less $ 11,587 accumulated depreciation (Note 1)		- 0 -
Investment in NASDQ Warrants (Note 2)		20,100
Security deposits		3,025
TOTAL ASSETS		$ 464,245

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 1,020	
Due shareholder	3,300	
Total Current Liabilities		$ 4,320
Shareholder's Equity		
Common stock, no par value, Authorized - 200 shares Issued and outstanding - 100 shares	8,000	
Additional paid-in capital	2,000	
Retained earnings	449,925	
Total Shareholder's Equity		459,925
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 464,245

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues	$ 134,237
Operating Expenses (Note 5)	63,528
OPERATING INCOME	70,709
Gain from limited partnership investment (Note 2)	17,352
Interest income	4,359
NET INCOME	$ 92,420

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance - January 1, 2001	100	$ 8,000	$ 2,000	$ 357,505
Net Income for The Year	-	-	-	92,420
BALANCE - DECEMBER 31, 2001	100	$ 8,000	$ 2,000	$ 449,925

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 92,420
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Decrease in commissions receivable	$ 1,624	
Increase in 12B-1 Fees receivable	(1,431)	
Decrease in unexpired insurance	1,500	
		1,693
NET CASH PROVIDED BY OPERATING ACTIVITIES		94,113
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of limited partnership interest		136,288
INCREASE IN CASH		230,401
Cash - beginning of year		208,449
CASH - END OF YEAR		$ 438,850

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Corporation has elected, under the applicable provisions of the Internal Revenue Code and the New York State Corporation Tax Act, to be treated as a Small Business Corporation. Accordingly, no provision for taxes based on income has been made in these financial statements.

Revenues are derived primarily from commissions and fees earned upon sale of Mutual Fund investments and Insurance Contracts.

Fixed assets are stated at cost, less accumulated depreciation.

NOTE 2 - INVESTMENTS

The Corporation invested $ 100,000 in a limited partnership of which the sole shareholder is a general partner. The gain for the year is based upon the most current operating data for the partnership. The investment was sold to an affiliate during the year, for book value.

The Corporation purchased warrants to purchase NASDAQ stock. The value as at December 31, 2001 is stated at cost.

NOTE 3 - COMMITMENTS

The Corporation renewed its lease for its current premises, and added additional storage space, to April 30, 2004. The lease requires annual basic rent of $ 41,910 for the lease year ending April 30, 2000, plus additional rent based on electricity charges, as well as increases in real estate taxes. The annual basic rent for years beginning May 1, 2000 is calculated by multiplying the prior year's annual rent by 103%. The tenant has the right to terminate the lease for the storage space only by giving six months written notice. In such event, the then annual rent will be multiplied by 83.61 % to compute the new annual rent.

Minimum annual rent, for the remaining lease term, is as follows:

Year Ended December 31:	Assuming Storage Space Maintained	Assuming Storage Space Vacated
2001	$ 42,748.24	$ 35,746.08
2002	44,013.12	36,799.37
2003	45,351.56	37,918.44
2004	15,265.40	12,763.40

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and minimum net capital requirements of $ 435,113 and $ 5,000 respectively.

NOTE 5 - OTHER ITEMS

Included in operating expenses is $ 50,000 of administration charges paid to an affiliate.

SUPPLEMENTARY SCHEDULES

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE I
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE II
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Total shareholder's equity		$ 459,925
Non-allowable assets:		
12B-1 Fees receivable	$ 1,687	
Investment in NASDQ warrants	20,100	
Other	3,025	
		24,812
NET CAPITAL		$ 435,113

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 288
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 410,013
EXCESS NET CAPITAL AT 1000%	$ 414,581

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 4,320
Ratio of aggregate indebtedness to net capital	.01

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE III
RECONCILIATION PURSUANT TO RULE 17a-5(d)(a)
DECEMBER 31, 2001

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited part IIa filing of Form X-17A-5 as of December 31, 2001

Net capital per computation contained herein	$ 435,113
Net capital per computation contained in Part IIa of Form X-17A-5	435,113
DECREASE IN NET CAPITAL	$(- 0 -)

LAWRENCE J. KAPLAN, CPA, P.C.

SCHEDULE IV

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

First Capital Equities, Ltd.
Great Neck, New York

I have audited the financial statements of First Capital Equities, Ltd. as of and for the year ended December 31, 2001 and have issued my opinion thereon dated January 21, 2002. As part of my audit, I have made an evaluation of the internal control structure of First Capital Equities, Ltd. in effect at December 31, 2001. My evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included the accounting system, and the procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The company is exempt from compliance with Rule 15c-3 and no facts came to my attention indicating that such conditions for exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purpose of my study and evaluation were to determine the nature, timing, and extent of auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Capital Equities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. However, my study and evaluation

SCHEDULE IV (Continued)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for other purposes.

Sam Kan, CPA, P.C.

East Islip, New York
January 21, 2002